Patriot National Bancorp Inc
900 Bedford Street
Stamford, CT 06901
VIA EDGAR
September 30, 2024

Lory Empie
Robert Klein
Division of Corporation Finance
Office of Finance
U.S. Securities & Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:    Patriot National Bancorp Inc.
Form 10-K for the Fiscal Year Ended December 31, 2023
Form 10-Q for the Quarterly Period Ended June 30, 2024
File No. 000-29599

Dear Ms. Empie and Mr. Klein:

    Patriot National Bancorp Inc. (“we” or the “Company”) hereby provides responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter dated September 16, 2024 (the “Letter”) regarding the Company’s Form 10-K for the Fiscal Year Ended December 31, 2023 and Form 10-Q for the Quarterly Period Ended June 30, 2024, as referenced above. The Staff’s comments are repeated thereafter in bold and are followed by the Company’s responses.

Form 10-K for the Fiscal Year Ended December 31, 2023
General
1.We note the tabular disclosure on page 22 detailing the composition of your gross loan portfolio, which includes commercial real estate (“CRE”). Given the significance of CRE in your total loan portfolio, please revise your disclosures, in future filings, to quantify owner-occupied and non owner-occupied amounts and further disaggregate the composition of your CRE loan portfolio by borrower type (e.g., by office, hotel, multifamily, etc.), geographic concentrations and other characteristics (e.g., current weighted average and/or range of loan-to-value ratios, occupancy rates, etc.), if any. In addition, revise to describe the specific details of any risk management policies, procedures or other actions undertaken by management in response to the current environment. For example, we note disclosure on pages 45 and 57 of your June 30, 2024 Form 10-Q indicating that you are restricting loan growth and reducing your total and risk-based assets.

Division of Corporation Finance
Office of Technology
U.S. Securities & Exchange Commission
September 30, 2024

Response: We acknowledge the Staff’s comments and will revise disclosure in future filings to: (i) quantify owner-occupied and non owner-occupied amounts and further disaggregate the composition of our CRE loan portfolio by attributes used to manage the risk of the portfolio; and (ii) describe the specific details of any risk management policies, procedures or other actions undertaken by management in response to the current environment.

Allowance for Credit Losses, page 24
2.We note a significant increase in net charge-offs and ratio of net charge-offs to average loans to $17.3 million and 1.93% for the year ended December 31, 2023, respectively, from $1.5 million and 0.18% for the year ended December 31, 2022, respectively. Further, we note that a significant component of these increases occurred within your Consumer and Other loan portfolio segment. Please revise your disclosures, in future filings, to provide a discussion of the factors that drove material changes in this ratio or the related components, during the periods presented. For example, clarify whether this increase was directly related to the consumer loans purchased from a third party you discuss on page 64. Refer to Item 1405(b) of Regulation S-K.
Response: We acknowledge the Staff’s comments and will revise disclosure in future filings to provide a discussion of the factors that drove material changes in the ratio of net charge-offs to average loans or the related components, during the periods presented. We note the increase in loan charge-off percentage is directly related to the consumer loans purchased from a third party and discussed on page 64. The explanation for that activity will be expanded in future filings.

Form 10-Q for the Quarterly Period Ended June 30, 2024
Consolidated Statements of Cash Flows (Unaudited), page 8
3.We note your presentation of a single line item for representing the net (decrease) increase in FHLB, FRB and correspondent bank borrowings within financing activities. Please revise your presentation, in future filings, to separately present the gross proceeds and repayment amounts associated with your borrowings for each reporting period. Refer to ASC 230-10-45-14 and 15.
Response: We acknowledge the Staff’s comments and will revise disclosure in future filings to separately present the gross proceeds and repayment amounts associated with our long-term borrowings for each reporting period. For short-term borrowings we will report net amounts consistent with ASC 230-10-45-8 since the turnover is quick, the amounts are large and the maturities are short.

Division of Corporation Finance
Office of Technology
U.S. Securities & Exchange Commission
September 30, 2024

Management's Discussion and Analysis of Financial Condition and Results of Operations
Allowance for Credit Losses on Loans, page 46
4.We note your disclosure of credit ratios for allowance for credit losses to total loans, net charge-offs to average loans and nonperforming loans to total loans, net. Please address the following:
•Revise your disclosures, in future filings, to also disclose the ratio of allowance for credit losses to nonaccrual loans at each period end. Refer to Item 1405(a)(3) of Regulation S-K.
•For each ratio, revise your disclosures, in future filings, to provide a discussion of the factors that drove material changes in the ratios, or the related components, during the periods presented. Where appropriate and applicable, include discussion for each loan category and the factors, trends and activities impacting that loan category. Refer to Item 1405(b) of Regulation S-K.
Response: We acknowledge the Staff’s comments and will revise disclosure in future filings to (i) disclose the ratio of allowance for credit losses to nonaccrual loans at each period end; (ii) for each ratio, provide a discussion of the factors that drove material changes in the ratios, or the related components, during the periods presented; and (iii) include discussion for each loan category and the factors, trends and activities impacting that loan category.

Deposit, page 49
5.We note your disclosure of uninsured deposits, as well as ratios for uninsured deposits to total deposits and uninsured deposits to total deposits excluding Digital Payments deposits. Please address the following.
•Revise your disclosures in future filings, here or where appropriate, to clearly describe the nature and terms of the Digital Payment deposits and explain how they are determined to qualify or not qualify for FDIC insurance.
•In regards to your ratio of uninsured deposits to total deposits excluding Digital Payments deposits, tell us how you considered this as a potential non-GAAP financial measure and whether it represents an individually tailored accounting methodology. Refer to Question 100.04 of the non-GAAP C&DI.
•Revise your disclosures, in future filings, to include the detailed calculation and reconciliation of the above measure.

Response: The ratio of uninsured deposits to total deposits excluding Digital Payments deposits was meant to provide additional information about the composition of the uninsured deposit balance. The Digital Payments uninsured deposits are not FDIC insured and are subject to the risk of repayment in certain economic environments. We considered this important due to the structure and operation of the arrangement between Patriot Bank, N.A. (the "Bank") and the Digital Payment customers that mitigates the risk of repayment. The disclosure does not have the effect of changing the recognition and measurement principles required to be applied in accordance with GAAP and is not considered an individually tailored accounting methodology.

Division of Corporation Finance
Office of Technology
U.S. Securities & Exchange Commission
September 30, 2024

The Bank did not consider this ratio as a non-GAAP financial measure since the GAAP measure is not part of the financial statements. The GAAP measure is a sub-component of the deposit amounts shown on the balance sheet. This ratio was intended to provide additional information about the GAAP measure.
We acknowledge the Staff’s other comments and will revise disclosure in future filings to (i) clearly describe the nature and terms of the Digital Payment deposits and explain how they are determined to qualify or not qualify for FDIC insurance; and (ii) include the detailed calculation and reconciliation of the above measure.

Provision for Credit Losses, page 56
6.We note your discussion of changes in the provision for credit losses for the three and six months ended June 30, 2024 compared to the three and six months ended June 30, 2023, which appear to primarily be due to the decline in classification of a single CRE loan along with the impact of a decline in valuation of a previously classified CRE loan. Please revise your discussion, in future filings, to provide more details associated with the referenced CRE loans, such as the principal amount of the loans, and factors driving the changes in the provision for credit losses from period to period.
Response: We acknowledge the Staff’s comments and will revise disclosure in future filings to provide more details associated with the referenced CRE loans, such as the principal amount of the loans, and factors driving the changes in the provision for credit losses from period to period.

Non-interest Income, page 56
7.We note that your non-interest income increased for the six months ended June 30, 2024 compared to the six months ended June 30, 2023 primarily attributable to higher non-interest income from the Bank's Digital Payments division. Please tell us and revise your disclosures, here and elsewhere as appropriate, in future filings to explain the nature of the digital payments income, including the contractual terms, how it is calculated, when it began, what exact services are being provided and how. In addition, revise your significant accounting policies disclosures, in future filings, in footnote 2 beginning on page 10 to include disclosure of your accounting policy for the digital payments income.
Response: The Digital Payments division provides solutions to our customers in the form of acceptance, processing and settlement of prepaid, debit, and charge card payments and accounts. Each of our customers, called Program Managers (“PMs”), signs a services agreement with the Bank with customized terms and fees. The typical fees include start-up fees and transaction fees, and the fees will vary by relationship. The start-up fees are to compensate the Bank for costs of due diligence on the PMs and the program, and to onboard the PMs and programs onto our infrastructure. The transaction fees are typically based on a charge per transaction settled, or a rate on the total dollar settlement volume in a month. The fees are billed after the activities occur and collected monthly.

Division of Corporation Finance
Office of Technology
U.S. Securities & Exchange Commission
September 30, 2024

The Bank receives interchange revenue from the networks, both MasterCard and Visa. The interchange revenue is a unique amount per transaction that settles to the Bank through their networks on a daily basis. As a part of the Program Manager services agreement, the Bank may share part or all of the interchange revenue with the PM. The interchange revenue is recognized as point in time transactions for the Bank and records an expense for any part of the interchange revenue that is shared with the PM. The networks, both MasterCard and Visa, charge fees to the merchant for utilization of the network, and the fees that are collected are paid to the Bank. The interchange rate may vary, as most transaction types have their own unique rate charged by the network at the time the purchase is completed.
We acknowledge the Staff’s other comments and will revise disclosure in future filings to (i) more fully explain the nature of the digital payments income, including the contractual terms, how it is calculated, when it began, what exact services are being provided and how; and (ii) revise our significant accounting policies disclosures to include disclosure of our accounting policy for the digital payments income.

Liquidity, page 56
8.We note your disclosure on page 50 that as of June 30, 2024, Patriot borrowed a total of $69.0 million under the Bank Term Funding Program ("BTFP"). Please revise your disclosures, in future filings, to include more robust discussion of your sources of liquidity, capital resources and your plans to repay the borrowings under the BTFP when they come due with accompanying discussion of any impacts it could have on your results of operations, net interest income and other ratios to the extent applicable.
Response: We acknowledge the Staff’s comments and will revise disclosure in future filings to include more robust discussion of our sources of liquidity, capital resources and our plans to repay the borrowings under the BTFP when they come due with accompanying discussion of any impacts it could have on our results of operations, net interest income and other ratios to the extent applicable.

9.Please provide a more informative discussion and analysis of cash flows from operating, investing and financing activities, including changes in working capital components, for the periods presented. In doing so, explain the underlying reasons and implications of material changes between periods to provide investors with an understanding of trends and variability in cash flows. For example, we note that there were significant increases in the originations of loans held for sale in 2024 compared to 2023, and significant decreases in the originations of loans held for investment. Ensure that your disclosures are not merely a recitation of changes evident from the financial statements. Refer to Item 303(a) of Regulation S-K.
Response: With regards to the two examples that were referenced, the activity was discussed in the following sections in the MD&A: Loans held for sale and Loans held for investment. The loans held for sale cash flow activity was mostly related to the Digital Payments division credit card loans. This program started in the third quarter of 2023 and continues today. The consolidated statements of cash flows as disclosed in the Company’s Quarterly Report on Form 10-Q for the period ended June 30, 2024 has six months of activity in 2024 related to the credit card loans originated and sold, while the six months in 2023 had no activity. The activity generates non-interest income and only requires short term liquidity as the loans are originated and expected to be sold within three days.

Division of Corporation Finance
Office of Technology
U.S. Securities & Exchange Commission
September 30, 2024

In the Loans held for investment section of the MD&A we described our current approach in 2024 to restrict new originations and shrink the balance sheet to strengthen our capital ratios. This has resulted in lower originations of loans receivable on the consolidated statement of cash flows in 2024 compared to 2023.
Other significant items on the consolidated statement of cash flows are the Purchases of available-for-sale securities, Payments received on loans receivable, (decrease) increase in deposits, net and (decrease) increase in FHLB, FRB and correspondent bank borrowings. The decrease in purchases of available-for-sale securities in the first six months of 2024 is related to the explanation of the decrease in Originations of loans held for investment, as the Bank is focusing on shrinking the balance sheet to strengthen our capital ratios. Payments received on loans receivable increased in the first six months of 2024 compared to 2023 due to both contractual payments and efforts to obtain prepayments to help reduce the balance sheet. The decrease in deposits and the decrease in FHLB, FRB and correspondent bank borrowings is a result of the Bank’s efforts to reduce the asset side of the balance sheet which has a corresponding effect on the liability side of the balance sheet.

10.We note your disclosures regarding available sources of liquidity and narrative disclosures regarding outstanding FHLB and FRB borrowings. In future filings, please consider expanding your disclosure for the following:
•include tabular disclosure of all available sources of liquidity by type of borrowing capacity (e.g., Federal Home Loan Bank borrowings, FRB borrowing capacity, etc.), with the table showing total borrowing capacity, less borrowings outstanding, remaining capacity, and additional sources of liquidity (e.g., cash, securities, etc.) to arrive at total available liquidity; and
•discuss available sources of liquidity measured against levels of uninsured or total deposits, to the extent that you consider this internally in managing your liquidity levels

Response: We acknowledge the Staff’s comments and will revise disclosure in future filings to (i) include additional disclosures to clarify all available sources of liquidity by type of borrowing capacity, showing total borrowing capacity, less borrowings outstanding, remaining capacity, and additional sources of liquidity to arrive at total available liquidity; and (ii) discuss available sources of liquidity measured against levels of uninsured or total deposits, to the extent that we consider this internally in managing our liquidity levels.

Division of Corporation Finance
Office of Technology
U.S. Securities & Exchange Commission
September 30, 2024

Capital, page 57
11.We note that as of June 30, 2024, the Bank did not meet all of its regulatory capital requirements and during the second quarter, the Bank significantly reduced its total and risk-based assets to work towards achieving the IMCR targets, which the trend is expected to continue into the remainder of 2024 with a goal of achieving/exceeding the IMCR ratios by the end of 2024. Please revise your disclosure, in future filings, to provide specific details of management's plans and policies to reduce total and risk-based assets. In addition, include discussion of any impacts that result from not meeting the regulatory capital requirements. Please also revise, in future filings, the related disclosure in your Risk Factors as appropriate to address any risks associated with not meeting your regulatory capital requirements and any additional policies or procedures that have been or are expected to be adopted.
Response: We acknowledge the Staff’s comments and will revise disclosure in future filings to (i) provide specific details of management's plans and policies to reduce total and risk-based assets; (ii) include discussion of any impacts that result from not meeting the regulatory capital requirements; and (iii) revise the related disclosure in our Risk Factors as appropriate to address any risks associated with not meeting our regulatory capital requirements and any additional policies or procedures that have been or are expected to be adopted.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Anna Jinhua Wang, Esq. of Robinson & Cole LLP, at (212) 451-2942, Joseph D. Perillo, EVP and CFO, at 203-252-5954, or David Finn, EVP and Senior Finance Officer, at 203-252-7225.

Very truly yours,

By:	/s/ Joseph D. Perillo
Joseph D. Perillo

cc:	Anna Jinhua Wang, Esq. Robinson & Cole LLP